Exhibit (c)(5)
BMO Nesbitt Burns

Investment & Corporate Banking
1 First Canadian Place
4th Floor
Toronto, ON M5X 1H3
Tel.: (416) 359-4001
October 28, 2005
The Special Committee of the Board of Directors
Nelson Resources Limited
7th Floor
19 Berkley Street
London W1J 8ED
United Kingdom
To the Members of the Special Committee:
               BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) understands that Nelson Resources Limited (“Nelson”) has entered into an Agreement to Amalgamate dated October 13, 2005 (the “Agreement to Amalgamate”) with LUKOIL Overseas Holding Ltd. (“Lukoil”) and Caspian Investment Resources Ltd. (“Caspian”) providing for the amalgamation and merger of Nelson and Caspian (the “Amalgamation”), pursuant to which Lukoil will effectively acquire all of the outstanding shares of Nelson not already directly or indirectly owned by it for cash consideration of US$2.1962 per share. The Amalgamation is conditional upon, among other things, approval by a minimum of 75% of the votes cast in person or by proxy by Nelson shareholders at a special meeting of shareholders to be held to consider the Amalgamation.
               We further understand that Lukoil has acquired an aggregate of 566,393,162 shares of Nelson from former shareholders of Nelson (collectively, the “Supporting Shareholders”), representing approximately 65% of the outstanding shares of Nelson assuming the exercise of all in-the-money options and rights, pursuant to agreements (the “Lock-Up Agreements”) which the Supporting Shareholders entered into with Lukoil on or about September 30, 2005.
Engagement
               BMO Nesbitt Burns was engaged pursuant to an agreement dated September 30, 2005 (the “Engagement Agreement”) to act as financial advisor to a special committee of the Board of Directors of Nelson (the “Special Committee”) with respect to, among other things, any proposal to acquire control of Nelson. In connection with that engagement, BMO Nesbitt Burns was originally requested to provide an opinion to the Special Committee as to the fairness, from a financial point of view, to the shareholders of Nelson other than the Supporting Shareholders of the consideration to be received by the shareholders of Nelson pursuant to the transaction that was then being proposed by Lukoil. BMO Nesbitt Burns has now been requested to provide our opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Nelson other than Lukoil and its affiliates (the “Minority Shareholders”) pursuant to the Amalgamation.
               BMO Nesbitt Burns has not been asked to prepare, and has not prepared, a valuation of Nelson, or any of its securities or assets, and this opinion should not be construed as such. BMO Nesbitt Burns has also not been engaged to express an opinion with respect to the form of the transaction with Lukoil or to provide a recommendation to any Nelson shareholder as to whether to vote in favor of the Amalgamation, and this opinion should not be construed as such. BMO Nesbitt Burns was similarly not engaged to review any legal, tax or accounting aspects of the Amalgamation. In addition, our opinion does not address the relative merits of the Amalgamation as compared to any other possible transaction for the acquisition of shares of Nelson or any other possible transaction involving Nelson, its assets or its securities.
               Our opinion is not, and should not be construed as, advice as to the price at which Nelson shares may trade at any future date.
               For its services under the Engagement Agreement, BMO Nesbitt Burns will receive a fee regardless of whether the Amalgamation is successfully completed. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Nelson in respect of certain liabilities which may be incurred by BMO Nesbitt Burns in connection with the provision of its services.
               BMO Nesbitt Burns is not an insider, associate or affiliate (as defined in the Securities Act (Ontario)) of Nelson or Lukoil or any of its associates or affiliates (collectively, the “Interested Parties”). BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Interested Parties and may have executed or may execute transactions for the Interested Parties for which it received or may receive compensation. BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide investment advice to its clients, including the Interested Parties, on investment matters.
               There are no understandings, agreements or commitments between BMO Nesbitt Burns and the Interested Parties with respect to any future business dealings. BMO Nesbitt Burns may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and Bank of Montreal may provide banking services to, the interested Parties.
Credentials of BMO Nesbitt Burns
               BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance. mergers and acquisitions, equity and fixed income sales and trading and investment research. BMO Nesbitt Burns has participated in a significant number of transactions involving public and private companies in the oil and gas industry, and has extensive experience in preparing valuations and fairness opinions.
               The opinion expressed herein is the opinion of BMO Nesbitt Burns. the form and content of which have been approved for release by a committee of its directors and other professionals, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.
Scope of Review
               In preparing this opinion, BMO Nesbitt Burns has reviewed and/or relied upon, among other things, the following:
Amalgamation documents:
(a)	The letter agreement between Nelson and Lukoil dated September 29, 2005 pursuant to which Nelson and Lukoil agreed to pursue the negotiation of a definitive agreement for the acquisition by Lukoil of all of the shares of Nelson;

(b)	The Agreement to Amalgamate;
Financial disclosure:
(c)	Audited consolidated financial statements, Management’s Discussion and Analysis and Annual Information Forms of Nelson as at and for the years ended December 31, 2004, 2003 and 2002;

(d)	Interim unaudited consolidated financial statements and reports of Nelson for the three and six month periods ended June 30, 2005 and the three months ended March 31, 2005, and the accompanying Management’s Discussion and Analysis;

(e)	Information circular for the annual meeting of shareholders of Nelson held on June 10, 2005;

(f)	Public information related to the business, operations, financial performance and trading history of Nelson and other selected oil and gas companies, as we considered relevant;
Reserve and other evaluation information:
(g)	The evaluation report, effective December 31. 2004, of McDaniel & Associates Consultants Ltd., of Calgary, Alberta (“McDaniel”), regarding the crude oil reserves of the Alibekmola, Kozhasai, North Buzachi and Karakuduk fields of Western Kazakhstan (collectively, the “Production Assets”);

(h)	The mid-year 2005 update evaluation report of McDaniel, regarding the crude oil reserves of the Production Assets;

(i)	The reserve estimates, as prepared by Nelson management, regarding the crude oil reserves of the Arman field of Western Kazakhstan, as contained in the unaudited consolidated financial statements and reports of Nelson for the three and six months ended June 30, 2005;

(j)	The Zhambai Option Agreement dated February 6, 2002 and subsequently updated December 19 , 2003;

(k)	Summaries of undeveloped land positions as at December 31, 2004 as prepared by Nelson management;
Other information, interviews and discussions:
(l)	Financial and operating information, including internal management forecasts, prepared by or obtained from Nelson;

(m)	Discussions with senior officers of Nelson regarding financial results, budgets and business plans, key assets and obligations, development projects and abandonment and site reclamation obligations;

(n)	Other information provided by Nelson relating to its assets, operations and obligations;

(o)	Due diligence meetings with the management, reserve engineers and legal counsel of Nelson;

(p)	Public information relating to the political and business environment in Kazakhstan and recent transactions and developments specific to the oil and gas sector in Kazakhstan; and

(q)	Such other financial, market, corporate and industry information, research reports. investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances.
               BMO Nesbitt Burns has been instructed by the Special Committee. and not other members of the board of directors or management of Nelson, in connection with the preparation of this opinion.
Assumptions and Limitations
               BMO Nesbitt Burns has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by or on behalf of Nelson and its advisors or otherwise. We have assumed that all such information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. Our opinion is conditional upon such completeness and accuracy and not omitting such facts. We have not conducted any independent investigation to verify the completeness or accuracy of any of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that such forecasts and budgets have been reasonably prepared on the basis reflecting the best currently available estimates and judgment of senior management of Nelson as to the matters covered thereby. Senior management of Nelson have represented to us, in a certificate delivered as of the date hereof. that, among other things (i) the information, opinions and other materials (collectively, the “information”) provided to us were complete, true and correct in all material respects at the date as of which the Information was provided to us, (ii) the Information did not, and does not, contain any untrue statement of or omit to state a material fact in respect of Nelson or the Amalgamation necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided, and (iii) since the dates as of which the Information was provided, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Nelson, and no change has occurred in any material fact which is of a nature as to render the Information, or any part thereof, untrue or misleading in any material respect or which would have or would reasonably be expected to have a material effect on this opinion. We were not given access to, and did not review, the Lock-up Agreements.
               This opinion is based on the securities markets, economic, general, business and financial conditions prevailing as of the date of this opinion and the conditions and prospects, financial and otherwise, of Nelson as they were reflected in the information reviewed by us. In our analysis and in preparing this opinion, BMO Nesbitt Burns has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of any party involved in the Amalgamation.
               This opinion is provided to the Special Committee for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw this opinion.
               This opinion should not be construed as a recommendation with respect to the Amalgamation.
Fairness Conclusion
               Based upon and subject to the foregoing, BMO Nesbitt Burns is of the opinion that, as of the date hereof, the consideration to be received by the Minority Shareholders pursuant to the Amalgamation is fair, from a financial point of view.

Yours very truly,

/s/ BMO Nesbitt Burns Inc.

BMO Nesbitt Burns Inc.